FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13s - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of October 2005


                                  Acambis plc
                (Translation of registrant's name into English)

                           Peterhouse Technology Park
                               100 Fulbourn Road
                               Cambridge CB1 9PT
                                    England

                    (address of principal executive offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                         Forms 20-F X     Form 40-F

  Indicate by check mark whether the registrant by furnishing the information contained in this Form also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934).

                              Yes       No X

 (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ).




Enclosure:

Re: Proposal to the DHHS





Acambis submits proposal to supply a stockpile of MVA smallpox vaccine to the US
                                   Government


Cambridge, UK and Cambridge, Massachusetts - 4 October 2005 - Acambis plc (Acambis) (LSE: ACM, NASDAQ: ACAM) announces today that it has submitted a proposal to the Department of Health and Human Services (DHHS) for the manufacture and delivery of doses of its investigational MVA attenuated smallpox vaccine, MVA3000. The proposal is in response to a Request for Proposals (RFP) issued by the DHHS on 16 August 2005 for the procurement of 20 million doses of MVA and was submitted within the revised 3 October 2005 deadline.


MVA vaccines are a weakened form of smallpox vaccine. MVA3000 is being developed for use in people for whom the traditional smallpox vaccine is contraindicated, such as patients with disorders of the immune system or skin conditions, especially eczema. Acambis is co-developing MVA3000 with Baxter Healthcare SA (" Baxter"), which is providing process development and manufacturing services.


In addition to seeking manufacture of up to 20 million doses of MVA attenuated smallpox vaccine, the RFP requires advanced clinical testing up to and including obtaining a product license for MVA. It also includes options for the Government to purchase up to 60 million additional doses of MVA and "warm-base" manufacturing over the longer term. The US Government has indicated that contract award(s) will be made in February 2006.


Acambis' Chief Executive Officer Gordon Cameron commented:

"I am pleased to report that we have submitted our proposal within the RFP's deadline. Our proposal takes into account our considerable experience in this area, including our success at winning and delivering on a US Government contract for more than 180 million doses of our investigational ACAM2000 smallpox vaccine. Additionally, our partnership with Baxter, which brings experience of manufacturing to commercial scale, puts us in a very strong position to meet the US Government's needs."


Enquiries:

Acambis:

Gordon Cameron, Chief Executive Officer

David Lawrence, Chief Financial Officer

Lyndsay Wright, VP, Communications and Investor Relations

Tel: +44 (0) 1223 275 300



Financial Dynamics:

David Yates/Davina Langdale

Tel: +44 (0) 20 7831 3113


About Acambis


Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. It is also developing an attenuated smallpox vaccine, MVA3000, under contracts with the US National Institutes of Health. Acambis is establishing a travel vaccines franchise through its US-based subsidiary Berna Products Corporation, which markets Vivotif(R), the world's only licensed oral typhoid vaccine, in North America. Acambis has other potential travel vaccines in development and is also developing an investigational vaccine against the West Nile virus, which has spread to 48 US States in the last six years.


Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.


About Acambis' NIAID contracts for MVA3000


Acambis has been awarded two contracts by the NIAID for the manufacture and development of its MVA smallpox vaccine, MVA3000. The first contract, awarded in February 2003, was for $9.2m. The second, awarded in September 2004, consists of a $76m core component requiring clinical testing and manufacture of 500,000 doses of MVA3000, and an optional element worth $55m that has not been exercised for the manufacture of a further 2.5 million doses of MVA3000.


"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:


The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2004 Annual Report and its Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.








                                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: 04 October 2005                   ACAMBIS PLC





                                        By:  /s/ Lyndsay Wright
                                             Name: Lyndsay Wright
                                             Title: Director of Communications